UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Costamare Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

Y1771G102
(CUSIP Number)

Konstantinos Konstantakopoulos
c/o Costamare Shipping Company S.A.
60 Zephyrou Street and Syngrou Avenue
17564 Athens, Greece
+30(210)9490050

Copy to:
D. Scott Bennett, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
212-474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1771G102	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Konstantinos Konstantakopoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,166,507
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 26,166,507
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,166,507[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 As of the date hereof, Konstantinos Konstantakopoulos (1) personally owns 11,230,487 shares, (2) beneficially owns all 13,605,102 shares owned by Kent Maritime Investments S.A. and all 66,723 shares owned by Costamare Shipping Company S.A. and (3) beneficially owns half of the shares (1,264,195 shares) of Costamare Shipping Services Ltd.

2 The percent ownership is calculated based upon an aggregate of 117,384,048 outstanding shares of common stock of the Issuer.

2

CUSIP No.	Y1771G102	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kent Maritime Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,605,102
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,605,102
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,605,102[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%[4]
14	TYPE OF REPORTING PERSON (See Instructions) CO

3 Kent Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 13,605,102 shares of common stock of the Issuer.

4 The percent ownership is calculated based upon an aggregate of 117,384,048 outstanding shares of common stock of the Issuer.

3

CUSIP No.	Y1771G102	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Costamare Shipping Company S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,723
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 66,723
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,723[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[6]
14	TYPE OF REPORTING PERSON (See Instructions) CO

5 Costamare Shipping Company S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 66,723 shares of common stock of the Issuer.

6 The percent ownership is calculated based upon an aggregate of 117,384,048 outstanding shares of common stock of the Issuer.

4

CUSIP No.	Y1771G102	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Costamare Shipping Services Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,528,390
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,528,390
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,528,390[7]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%[8]
14	TYPE OF REPORTING PERSON (See Instructions) CO

7 Konstantinos Konstantakopoulos owns 50% of the outstanding equity of Costamare Shipping Services Ltd., resulting in his indirect ownership of half of the stock (1,264,195 shares) owned by Costamare Shipping Services Ltd.

8 The percent ownership is calculated based upon an aggregate of 117,384,048 outstanding shares of common stock of the Issuer.

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AMENDMENT NO. 3 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 3 (this “Amendment”) amends and restates certain portions of the Schedule 13D/A filed by Konstantinos Konstantakopoulos, Kent Maritime Investments S.A., Costamare Shipping Company S.A. and Costamare Shipping Services Ltd. dated March 14, 2017, as amended on January 18, 2018, and November 26, 2018 (the “Schedule 13D/A”), relating to shares of common stock, par value $0.0001 per share (the “Shares”) of Costamare Inc. (the “Issuer”), whose principal business office is c/o Costamare Shipping Company S.A., 60 Zephyrou Street and Syngrou Avenue, 17564 Athens, Greece.

Except as set forth below, all Items in the Schedule 13D/A remain unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D/A.

Item 1.             Security and Issuer

Item 2.             Identity and Background

Item 3.             Source and Amount of Funds or Other Consideration:

Item 4.             Purpose of Transaction:

Item 4 of the Schedule 13D/A is hereby amended by deleting in its entirety the third paragraph thereof and substituting the following paragraphs in lieu thereof:

Kent Maritime Investments S.A., wholly owned by Konstantinos Konstantakopoulos, has agreed to purchase 2,883,015 shares of the Issuer’s common stock from Bluebird Holdings, L.P. On July 17, 2019, Kent Maritime Investments S.A. entered into a sale and purchase agreement, effective as of July 26, 2019 (the “Sale and Purchase Agreement”), with Bluebird Holdings, L.P.

The foregoing description of the Sale and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sale and Purchase Agreement, which is filed as Exhibit 1 to this Amendment.

Item 5.             Interest in Securities of the Issuer:

Item 5 to this Amendment is hereby amended and restated as follows:

(a)      See Items 11 and 13 on the cover pages to this Schedule 13D/A for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.

(b)      Number of shares as to which each Reporting Person has:

i.            Sole power to vote or to direct the vote: See Item 7 on cover pages to this Amendment.

ii.           Shared power to vote or to direct the vote: See Item 8 on cover pages to this Amendment.

iii.          Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Amendment.

iv.          Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Amendment.

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(c)      The information provided in Item 3 to the Schedule 13D/A is hereby incorporated by reference herein and supplemented as follows for the past 60 days.

Kent Maritime Investments S.A.

Effective July 26, 2019, Kent Maritime Investments S.A. will receive 2,883,015 shares of Common Stock through a private share transfer pursuant to a Sale and Purchase Agreement with Bluebird Holdings, L.P., dated July 17, 2019.

The foregoing description of the Sale and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sale and Purchase Agreement, which is filed as Exhibit 1 to this Amendment.

Costamare Shipping Company S.A.

Costamare Shipping Company S.A. disposed of 14,960 shares of Common Stock on June 28, 2019 for no consideration pursuant to a private share transfer.

Costamare Shipping Services Ltd.

Costamare Shipping Services Ltd. received 149,600 shares of Common Stock on June 28, 2019 pursuant to a service agreement with the Issuer’s vessel-owning subsidiaries in exchange for services provided to them.

(d)          Not applicable.

(e)          Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Schedule 13D/A is hereby amended by adding the following:

Item 4 of this Amendment summarizes certain provisions of the Sale and Purchase Agreement and is incorporated herein by reference.

Item 7.             Material to Be Filed as Exhibits:

Exhibit 1 — Sale and Purchase Agreement, dated as of July 17, 2019, between Kent Maritime Investments S.A. and Bluebird Holdings, L.P.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2019

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

KENT MARITIME INVESTMENTS S.A.

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

COSTAMARE SHIPPING COMPANY S.A.

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

COSTAMARE SHIPPING SERVICES LTD.

By:	/s/ Athanasios Beis
	Name:	Athanasios Beis